Exhibit 19.1

Insider Trading Compliance Policy
Approved by:	Approved by: Nominating & Corporate Governance Committee
Effective Date: January 18, 2018	Revision Date: September 19, 2023

Americold Realty Trust, Inc.
Insider Trading Compliance Policy

This Policy concerns the handling of material, non-public information relating to Americold Realty Trust, Inc. and its subsidiaries (“Americold”, the “Company”, or “we”) or other companies with which we deal and with the buying and selling of shares and other securities of Americold and such other companies.

I.Employee Groups; Summary of Restrictions

For purposes of this Policy, each Americold employee, officer and director will be categorized into one of three groups as further described below. Different restrictions contained in this Policy apply to each group. An officer designated by the General Counsel’s office (the “Compliance Officer”) will work with the Company’s management team to determine the appropriate group for each employee, and the Compliance Officer will notify each employee, officer, and director if he or she has been initially placed into Group Two or Group Three and any employee, officer or director if at any time he or she is placed into a different group.

You should read this entire Policy. However, for your convenience, the following is a summary of the restrictions that apply to each group under this Policy:

Group One -- The vast majority of our employees are in Group One. Members of Group One are required to comply with the restrictions on (1) trading in securities while in possession of material, nonpublic information (“insider trading”), as described in Section II, and (2) disclosing material nonpublic information to others (“tipping”), as described in Section III.

Group Two -- Certain of our officers and other employees with regular access to material, non-public information are in Group Two. In addition to the general prohibitions against insider trading and tipping, members of Group Two may only purchase or sell Americold securities during the trading windows described in Section IV and are required to pre-clear most transactions with the Compliance Officer, as described in Section V.

Group Three -- Members of our board of directors and certain senior officers are in Group Three, whose members are subject to the same restrictions as apply to Group Two. In addition, members of Group Three will be notified separately of certain other trading restrictions and reporting requirements imposed on them by the federal securities laws and the rules and regulations of the Securities and Exchange Commission (“SEC”).

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In addition, regardless of group affiliation, any employee, officer or director of Americold may be temporarily prohibited from buying or selling Americold securities during special blackout periods. These special blackout periods are described in Section IV.

II.Insider Trading Prohibited

General Rule. No Americold employee, officer or director may purchase or sell Americold securities while he or she is in possession of material, nonpublic information relating to Americold. This restriction does not apply to certain “Permitted Transactions,” which are discussed in Section VI of this Policy.

Employees, Officers, Directors and Affiliates. Each provision of this Policy that applies to an employee, officer or director also applies to:

family members or other persons with whom they share a household;
family members or other persons who principally rely on the employee, officer or director for their financial support, regardless of where those persons reside; and
any entity (1) over which they have control or influence with respect to a transaction in securities (e.g., a trustee of a trust or an executor of an estate) or (2) in which they have a material financial interest (for example, a trust of which the employee is a beneficiary).

Likewise, when we refer to “you” in this Policy, we also mean each of the people and entities listed above with respect to you. Because the people and entities listed above are covered by this Policy, you will be responsible for their transactions in Americold securities and, in order to maintain your compliance with this Policy, you should ensure that they do not purchase or sell Americold securities without your clearance.

Other Persons. It may be appropriate, in some circumstances, for persons who are not employed by Americold (in addition to those listed above) to be subject to the same restrictions as company employees and other “insiders.” If you are aware of a situation in which a consultant, advisor or other person not employed by Americold will have access to material, nonpublic information about the company, you should bring this situation to the attention of the Compliance Officer, who will make appropriate arrangements to protect the Company.

Material, Nonpublic Information.

Material. Information is considered “material” if:

a reasonable investor would consider it important in making a decision on whether to buy, sell or hold the security;
a reasonable investor would view the information as significantly altering the total mix of information in the marketplace about the company that issued the security; or
the information could reasonably be expected to have a substantial effect on the price of the security.

Nonpublic. Information is nonpublic until it has been “publicly disclosed,” meaning that it:

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is published in such a way as to provide broad, non-exclusionary distribution of the information to the public; and
has been in the public domain for a sufficient period of time to be absorbed by the market and reflected in the price of the related securities.

Examples of public disclosure include the issuance of a press release or the filing of an appropriate report with the SEC. Information is generally considered to be “nonpublic” until the expiration of a period of two full trading days after the information is released to the general public. However, this period varies depending on the type of information released, the market’s expectations relating to the subject matter of the release, and the market’s reaction after the information is released.

Examples of material, nonpublic information might include information about:

the Company’s financial or operating results, whether for completed periods or relating to expectations for future periods;
a material impairment or change in the value of the Company’s assets;
the introduction of a significant new product or service or material enhancements or improvements to an existing product or service;
the filing of significant litigation or claims against the Company, developments in significant pending litigation, or other significant contingent liabilities affecting the Company;
a significant regulatory investigation or development involving the Company or one of its services;
negotiation of a, or news of a pending, significant joint venture, merger, acquisition or licensing transaction;
news of a significant sale of assets or the disposition of a subsidiary;
changes in top management;
significant labor negotiations or disputes;
significant accounting developments;
a conclusion by the Company or a notification from its independent auditor that any of the Company's previously issued financial statements or auditor’s report regarding such financial statements should no longer be relied upon, or that a restatement will be needed;
changes in dividend policies;
the Company entering into or the termination of any significant contract;
any default on outstanding debt of the Company or a bankruptcy filing, corporate restructuring or receivership;
any significant cybersecurity incidents, including data breaches;
significant financing transactions outside of the ordinary course of business;
the declaration of a stock split or other significant changes in capitalization;
the Company’s plans relating to its capital structure or outstanding securities, including issuances or repurchases of common shares or debt securities, and information about possible changes in the Company’s credit ratings; and
other events that will require the filing of a Current Report on Form 8-K with the SEC.

Information may be material whether it is favorable or unfavorable to the Company. The list of examples provided above is merely illustrative, and there are many other types of information and events that may be material at any particular time, depending on the circumstances. Where there is any
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possibility that an item may be considered “material,” you should treat it as such and you should confer with the Compliance Officer if you would like to review any specific situation.

Other Companies. While this Policy prohibits trading in Americold securities while you are in possession of material, nonpublic information about Americold, it also prohibits trading in securities of any other company about which you learn material, nonpublic information in the course of performing your duties for Americold. For example, you may be involved in a transaction in which Americold expects to enter into (or terminate) a substantial business relationship with another company, or acquire another company, buy a substantial amount of its stock or enter into a joint venture with the company. Even though the size of the transaction may be immaterial to Americold, it may be material to the other company. This Policy prohibits you from trading in the securities of that company while aware of this nonpublic information or from tipping others regarding the information. In addition, please remember that the Americold Code of Conduct prohibits you from engaging in outside interests that represent a conflict of interest with your obligations to Americold.

Securities; All Transactions. This Policy prohibits certain transactions in the “securities” of Americold. Although it is usually the case that the information you gain will be material with respect to Americold common shares, any securities that Americold issues, such as debt securities or preferred shares, are also subject to this Policy. This Policy also applies to stock options and other derivatives related to Americold securities, as discussed below. Purchases and sales of Americold securities or derivatives related to Americold securities are subject to the insider trading laws and the provisions of this Policy, whether they are executed in the public markets or in private transactions, and whether you execute the transaction directly or indirectly through another person or entity.

Investments. We expect our employees, officers and directors not to engage in speculative transactions that are designed to result in profit based on short-term fluctuations in the price of our securities. If you do purchase Americold securities, we strongly encourage you to do so with the expectation of owning those securities for an extended period of time -- at a minimum, for six months. We recognize, of course, that your personal circumstances may change due to unforeseen events, in which case you may be forced to more quickly liquidate Americold securities that you originally purchased with the intent of holding as a long-term investment.

Short Sales. A “short sale” is a transaction involving securities which the seller does not own at the time of sale or, if the securities are owned by the seller, where they will be delivered on a delayed basis. Selling securities “short” is consistent with an expectation that the price of the securities will decline in the near future and is often speculative in nature. Short selling may arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly when the trading occurs before a major company announcement or event. Accordingly, our employees, officers, and directors are prohibited from engaging in “short sales” of Americold securities.

Options and Derivative Securities. Derivative securities are securities contracts or arrangements whose value varies in relation to the price of Americold securities. For example, derivative securities would include exchange-traded put or call options, as well as individually arranged derivative transactions, such as prepaid forwards. Many forms of derivatives are speculative in nature (meaning that their value fluctuates based on short-term changes in the price of Americold shares), and the purchase or sale of such derivatives by Americold employees could motivate them to take actions that are in conflict with the long-term interests of other shareholders and could also cause the appearance of
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misuse of inside information. Accordingly, our employees, officers and directors are prohibited from purchasing or selling derivative securities, or entering into derivatives contracts relating to Americold shares. The prohibition on transactions in derivatives does not apply to stock options and other interests issued under Americold employee benefit plans. If you have any question as to whether a particular type of arrangement or derivative transaction is permitted under this Policy, you should contact the Compliance Officer.

Pledged Securities; Margin Loans; Hedges. Under typical pledge or margin arrangements, a lender or broker is entitled to sell securities which you have deposited as collateral for loans in the event of a default on the loan, if the value of your securities falls below a specified level or in certain other circumstances. Even though you did not initiate the sale or control its timing, because it is still a sale for your benefit, you may be subject to liability under insider trading laws if such a sale is made at a time when the “window” is closed (as described below) or you are in possession of material, non-public information at the time of such a sale. If such a sale involves a member of Group Three, it can bring unwanted negative publicity. In addition, pledging may be used as a part of hedging strategy that would remove the full risk and rewards of share ownership, and sever your alignment with that of Americold’s other security holders.

Group Three

Because of the concerns about pledging Americold securities, members of Group Three are prohibited from pledging Americold’s securities, utilizing a margin loan in a brokerage account or otherwise using Americold securities as collateral for a loan or hedging Americold’s securities. This Policy does not prohibit members of Group Three from holding Americold securities in brokerage accounts, so long as any Americold securities held in such account are explicitly excluded from any margin or pledge arrangements and do not involve hedging. Accordingly, even though utilizing such accounts that exclude Americold securities would not be subject to restrictions under this Policy, you should be extremely careful when utilizing a margin loan in a brokerage account that contains your Americold securities.

Groups One and Two

While persons that are not in Group Three are not prohibited from pledging Americold shares, sales of Americold securities that you have pledged as security for a loan or which are held in a margin account are not exempt from insider trading laws or this Policy. Accordingly, even though entering into such arrangements would not be considered a sale, and would not be subject to restrictions under this Policy, members of Groups One and Two should be extremely careful when pledging Americold securities, utilizing a margin loan in a brokerage account or otherwise using Americold securities as collateral for a loan or hedging against Americold’s securities.

Any sale must be made in compliance with the restrictions under this Policy that apply to you, such as trading windows and pre-clearance requirements. As a result, if you pledge your Americold securities or use Americold securities to secure a margin loan, you may be forced to take actions (for instance, depositing additional money or selling other securities) in order to avoid your lender or broker selling your Americold securities at a time that would result in a violation of insider trading laws or this Policy. Similar cautions apply to any other arrangements under which you have used Americold securities as collateral.
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Members of Group Two must receive pre-clearance prior to entering into any pledge, hedge or margin arrangement involving Americold securities to avoid an inadvertent violation of this Policy.

Safest Time for Transactions. All employees, whether or not subject to the trading windows or pre-clearance procedures described in this Policy, are reminded that the safest time for transactions in Americold securities will generally be just after the trading window opens after the release by the Company of financial information relating to a completed quarter, as described in Section IV below. The appearance of improper trading may increase as the Company approaches the end of the next fiscal quarter.

III.Unauthorized Disclosure of Material, Nonpublic Information Prohibited

General Rule. No employee, officer or director may disclose material, nonpublic information about Americold or any company with which Americold deals to anyone outside of Americold, unless authorized to do so.

Tipping. Under the federal securities laws, you can be held responsible not only for your own insider trading, but also for securities transactions by anyone to whom you disclose material, nonpublic information. Even if those to whom you disclose such information do not trade while aware of the information, you can be responsible for the trades of persons who received material, nonpublic information indirectly from you, if you are the ultimate source of their information.

Discussing or Recommending Americold Securities. We recognize that employee enthusiasm for Americold and its business prospects is a vital element of our success. You should, however, use extreme caution when discussing Americold or our securities with anyone outside of Americold. In the course of discussing Americold or our securities, accidental disclosure of material, nonpublic information can occur and can be viewed as “tipping.” Likewise, recommendations of our securities can also result in embarrassing situations for you or the Company if you make a recommendation at a time when there is a pending announcement of material, nonpublic information by the Company, even if you are unaware of that information.

Internet and Social Media. The provisions described in this Policy about the unauthorized disclosure of material, nonpublic information and “tipping” apply equally to any statements that are made on the Internet or through social media outlets by our employees, officers and directors.

Authorization to Disclose Material, Nonpublic Information. We authorize only certain employees, officers and directors to make public disclosures of material, nonpublic information or to confer with persons outside the Company regarding such information (for example, our auditors, outside counsel and other advisors). Unless you are authorized to do so by the Chief Executive Officer, the Chief Financial Officer or the Compliance Officer, you should not discuss material, nonpublic information with anyone not in the Company. Even in discussions with other Americold employees, you should consider the consequences of disclosing material, nonpublic information to them. For example, by doing so, you would preclude those persons from trading in Americold’s securities until the information is publicly disclosed. Accordingly, you should restrict the communication of material, nonpublic information to those employees, officers, and directors having a need to know in order to serve Americold’s interests.
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Regulation FD (Fair Disclosure). There are SEC rules and regulations banning selective disclosure of information relating to public companies. Generally, these regulations provide that when a public company (such as Americold) discloses material, nonpublic information, it must provide broad, non-exclusionary public access to the information (for example, through press releases, conference calls or webcasts). Violations of these regulations can result in SEC enforcement actions, resulting in injunctions and severe monetary penalties. Regulation FD applies largely to a limited group of senior officers and the investor relations personnel who regularly communicate with securities market professionals and shareholders. Remember that no other Americold employees, officers or directors are authorized to communicate information regarding the Company with securities market professionals, shareholders or members of the media. You should refer to Americold’s Disclosure Policy for further information about these regulations and requirements.

Non-Disclosure Agreements. Employees, officers and directors involved in transactions or other negotiations that require disclosure of material, nonpublic information with parties outside Americold should generally have those to whom such information is being disclosed sign a non- disclosure agreement in a form approved by the Compliance Officer. The non-disclosure agreement will require that the recipient of information not disclose the information to others and require the recipient not to trade in Americold securities while in possession of such information. You should confer with the Compliance Officer whenever a non-disclosure agreement may be needed.

IV.Trading Windows

Standard Trading Windows. Members of Groups Two and Three (consisting of our officers and directors) may only purchase or sell Americold’s securities:

during the designated trading windows described below, and
when the individual is not otherwise in possession of material, nonpublic information.

Outside of the trading windows, members of Groups Two and Three may not purchase or sell Americold securities, even if they are not personally aware of any material, nonpublic information. However, members of Groups Two and Three may engage in Permitted Transactions (described in Section VI below) outside of the trading windows.

We will communicate to each member of Groups Two and Three when each trading window will open and close. It is expected that the trading window generally will open two full trading days after our quarterly release of earnings and will close 15 calendar days prior to the end of the following quarter. However, you should not expect that the window will open on any particular date or remain open for any minimum period of time. Significant corporate developments may require changes to the schedule, including closing the window at the Company’s option at any time.

Do not confuse the applicability of the trading windows with the broader prohibition on trading when you are in possession of material, nonpublic information described in Section II. Regardless of whether the trading window is open or closed, you may not trade in Americold securities if you are in actual possession of material, nonpublic information about Americold.

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Special Blackouts. We reserve the right to impose a trading blackout from time to time on all or any group of our employees, officers or directors when, in the judgment of our Compliance Officer and other senior officers, a blackout is warranted (which may include pending announcement of a stock repurchase plan or any amendments thereto). During a special blackout, you will not be permitted to purchase or sell Americold securities and you may or may not be allowed to execute Permitted Transactions (as defined below). A special blackout may also prohibit you from trading in the securities of other companies. If the Compliance Officer imposes a blackout to which you are subject, we will notify you when the blackout begins and when it ends and the securities and transactions to which it applies.

Standing Orders; Limit Orders. Purchases or sales resulting from standing orders or limit orders may result in the execution of orders without your control over the transaction or your awareness of the timing of the transaction. Even though you placed the order at a time when you were permitted to enter into transactions, you must be certain that this type of order will not be executed when you are in possession of material, nonpublic information about the company or during a blackout period. Accordingly, any standing orders should be used only for a very brief period and with detailed instructions to the broker who will execute the transaction. (Standing orders under an approved Rule 10b5-1 Trading Plan, described below, will not be subject to these limitations.)

V.Pre-Clearance of Transactions

General. Before entering into any transaction or plan involving Americold securities or any derivatives related to Americold securities, members of Groups Two and Three must obtain clearance of the transaction from the Compliance Officer. This clearance must be obtained before you place the order for, or otherwise initiate, any such transaction. Any pre-clearance that you obtain will be valid for a transaction executed within two business days, unless either the pre-clearance is granted for a shorter period or you learn of material, nonpublic information during that time. Whether or not your request for pre-clearance is granted, you must not inform anyone else of the results of your request.

Do not confuse pre-clearance of transactions with the broader prohibition on trading when you are in possession of material, nonpublic information described in Section II. Regardless of whether you have received pre-clearance for a transaction or whether a trading window is open or closed, you may not trade in Americold securities if you are in actual possession of material, nonpublic information about Americold.

Permitted Transactions. Members of Groups Two and Three are not required to receive pre-clearance prior to entering into any Permitted Transactions, except they are required to do so before entering into, modifying or terminating a Rule 10b5-1 Plan, exercising any stock options or making any gifts of Americold securities.

VI.Permitted Transactions

The following are “Permitted Transactions”:

acceptance or receipt of a stock option, shares of restricted stock units or similar grants of securities under one of Americold’s employee benefit plans (including elections to acquire stock options or securities in lieu of other compensation) or the cancellation or forfeiture of options, restricted shares or securities pursuant to Americold’s plans;
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election to participate in, cease participation in or purchase securities under an Americold employee share purchase plan, if such a plan is in effect (see further discussion which follows);
earning or vesting of stock options or shares of restricted stock units and any related stock withholding;
exercise of stock options issued under Americold’s stock option plans in a cash exercise, a share-for-share exercise or a net share exercise, payment of the exercise price in shares of already-owned shares and any related share withholding transactions, but not (1) the sale of any shares acquired in the option exercise, (2) a “cashless exercise” in which shares are sold in the market, or (3) the use of proceeds from the sale of any such shares to exercise additional options (see further discussion which follows);
exchanges of partnership units in Americold’s operating partnership in exchange for Americold common stock, but not the sale of any shares acquired in the exchange;
transferring shares to an entity that does not involve a change in the beneficial ownership of the shares, for example, to an inter vivos trust of which you are the sole beneficiary during your lifetime (see further discussion which follows);
making payroll contributions to an Americold 401(k) plan, deferred compensation plan or any similar plan, but not (1) intraplan transfers involving any Americold securities nor (2) a change in “investment direction” under such plan to increase or decrease your percentage investment contribution allocated to Americold securities (see further discussion which follows);
bona fide gifts of shares, but not where you are delivering the Americold shares in payment of a previous commitment to make a cash gift or where the Americold shares are being delivered in payment of any other obligations (see further discussion which follows);
execution of a transaction pursuant to a contract, instruction, or plan described in Securities Exchange Act Rule 10b5-1 (called a “Trading Plan”), as discussed below (see further discussion which follows); or
any other transaction designated by the board of directors or any board committee or senior management, with reference to this Policy, as a Permitted Transaction.

Pre-Disclosure of Undisclosed Material, Nonpublic Information. You may not enter into any Permitted Transaction unless you have disclosed any material, nonpublic information of which you are aware to Americold’s Compliance Officer or his designee. If you are a director or a member of senior management, the information must be disclosed to the Compliance Officer, and the Compliance Officer must disclose any such information to the Chief Executive Officer before any transaction listed qualifies as a Permitted Transaction. This ensures that Americold is fully aware of any material information affecting any security before you enter into a transaction involving Americold securities.

Employee Benefit Plan Transactions. Included in the definition of Permitted Transactions are most of the ongoing transactions you might enter into under Americold’s equity-based benefit plans. For example, although your ongoing participation in a plan may involve the regular purchase of Americold’s common shares, either directly pursuant to an investment election or indirectly through an employer matching contribution, those purchases are Permitted Transactions. Note, however, that the movement of balances in those plans into or out of Americold securities or changes in your investment direction under those plans are not Permitted Transactions. This means that you may not make such transfers or elections while you are in possession of material, nonpublic information and that such transfers or
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elections must be made in compliance with any other restrictions under this Policy that apply to you (for instance, such transfers or elections could only be made during an open trading window and with pre-clearance if you are in Group Two or Three).

Transactions in employee stock options are also considered Permitted Transactions if there is no related sale on the market or to a person other than Americold. Note, however, that a sale of shares following or in connection with an option exercise is not a transaction with Americold and is, therefore, not a Permitted Transaction. Thus, you may engage in a cash exercise of an option as long as you retain the stock you buy in the exercise. You can also engage in share-for-share exercises or elect shares withholding without violating the Policy. However, it would not be a Permitted Transaction for you to exercise a stock option, sell the resulting shares and then use the proceeds from that sale to pay for the exercise of additional stock options. Although exercises of Americold stock options are Permitted Transactions, members of Groups Two and Three must pre-clear all stock option exercises.

Transactions in Which There is No Change in Beneficial Ownership. Certain transactions involve merely a change in the form in which you own securities. For example, you may transfer shares to a trust if you are the only beneficiary of the trust during your lifetime. Likewise, changing the form of ownership to include a member of your household as a joint owner or as a sole owner is a Permitted Transaction since members of your household are considered the same as you for purposes of this Policy (and the shares will remain subject to the terms of this Policy).

Gifts of Americold Securities. Bona fide gifts of Americold securities, whether to charitable institutions or to friends and family members, are generally considered to be Permitted Transactions. However, if you are making the gift to satisfy a previous commitment to make a cash gift or in payment of another obligation, then the gift would not be a Permitted Transaction and the normal restrictions would be applicable. This policy is designed to avoid employees making gifts of shares when the gift will satisfy a previous pledge of cash or not be considered a “bona fide” gift. Although bona fide gifts of shares are Permitted Transfers, members of Groups Two and Three must pre-clear all gifts of shares.

Trading Plans. The SEC has enacted a rule (Rule 10b5-1 under the Securities Exchange Act) that provides an affirmative defense against violations of the insider trading laws if you enter into a contract, provide instructions, or adopt a written plan for a transaction in securities when you are not in possession of material, nonpublic information and comply with all of the other requirements of Rule 10b5-1. The contract, instructions, or plan must (among other requirements):

specify the amount, price and date of the transaction,
specify an objective method for determining the amount, price and date of the transaction, or place the discretion for determining amount, price, and date of the transaction in another person who is not, at the time of the transaction, in possession of material, nonpublic information.

You may not exercise discretion or influence over the amount, price, and date of the transaction after entering into the arrangement. In this Policy, we refer to these arrangements as “Trading Plans.” In the case of directors and executive officers subject to Section 16, any Trading Plan must also include a requirement that the broker to notify the Company before the close of business on the day after the execution of the transaction. You must comply with the applicable cooling off period requirements in
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Rule 10b5-1, and no person may have more than one Trading Plan or overlapping Trading Plans, except to the extent permitted by Rule 10b5-1. The rules regarding Trading Plans are extremely complex and must be complied with completely to be effective. You should consider consultation with your own legal advisor before proceeding with entering into any Trading Plan.

Any restrictions under this Policy that apply to you when purchasing or selling Americold securities also apply to you when establishing a Trading Plan. Therefore, you may not establish a Trading Plan when you are in possession of material, nonpublic information about Americold and, to the extent trading windows and special blackout periods apply to you, those restrictions must be complied with in connection with establishing a Trading Plan. The Company may from time to time adopt additional rules for the establishment and operation of Trading Plans, and you will need to comply with these rules in order to utilize a Trading Plan. In addition, members of Groups Two and Three are required to receive pre-clearance before entering into, amending or terminating any Trading Plan. For members of Groups Two and Three, any Trading Plan (or any amendment to any such Trading Plan) must be submitted for approval ten business days prior to the entry into (or amendment of) the Trading Plan. Once a Trading Plan for a member of Group Two or Three has been pre-cleared by the Compliance Officer, transactions executed pursuant to that Trading Plan do not require approval. For members of Groups Two and Three, any plan to terminate a Trading Plan must be submitted for approval at least two business days prior to the proposed termination. Modifications to or terminations of Trading Plans must be carefully considered and generally are discouraged absent compelling circumstances. In all cases, any modification to or termination of a Trading Plan must also comply with all of the applicable requirements set forth in this Policy, including pre-clearance, occurrence during an open trading window and compliance with all of the requirements of Rule 10b5-1. The Company reserves the right to withhold pre-clearance of any Trading Plan (or any amendment or termination thereof) that the Company determines is not consistent with the rules regarding such plans. Members of Group One are not required to pre-clear Trading Plans, but they are required to provide copies of their Plans to the Compliance Officer.

In establishing any Trading Plan, you should carefully consider the timing of your transactions under the Trading Plan. Even though transactions executed in accordance with a Trading Plan are exempt from the insider trading rules, the trades may nonetheless occur at times shortly before Americold announces material news, and the media may not understand the nuances of trading pursuant to a Trading Plan.

VII.Sanctions for Violations of this Policy

The SEC, the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading, and use sophisticated technologies to investigate suspicious activity.

A breach of the insider trading laws could expose the insider to criminal fines of up to $5,000,000 and imprisonment of up to 20 years, in addition to civil penalties (up to three times the profits earned), and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws also subject controlling persons to civil penalties for illegal insider trading by employees. Controlling persons include directors, officers and supervisors. These persons may be subject to fines of up to the greater of $1,000,000 or three times the profit realized or loss avoided by the insider. Accordingly, all Americold employees must comply with this Policy and applicable securities laws and to ensure that those employees who they supervise also comply.
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Inside information does not belong to any of Americold’s individual employees, officers or directors. This information is an asset of the Company. For any person to use such information for personal benefit or to disclose it to others outside of the Company violates Americold’s Code of Conduct, this Policy and federal securities laws. More particularly, insider trading is a fraud against members of the investing public and against the Company. Whether or not there is any actual trading of our securities, any violation of this Policy will be grounds for discipline, up to termination of employment for cause.

VIII.Administration of this Policy

Reports of Beneficial Ownership; Post-Transaction Notice

The Company’s directors and executive officers are required to file initial reports of their beneficial ownership of any class of the Company’s securities with the SEC on Form 3. Thereafter, each reporting person must file Forms 4 and 5 reporting all reportable changes in beneficial ownership. A report on Form 4 is due for each then-reportable change in beneficial ownership by the second business day after the transaction. A report on Form 5, if applicable, is due from each reporting person within 45 days after the end of the Company’s fiscal year. The Compliance Officer will assist in the preparation of these reports, but the ultimate responsibility for making sure that all changes in ownership are accurately and promptly reported rests with the individual.

To facilitate public reporting requirements, each director and executive officer shall also notify the [Compliance Officer] (or his or her designee) of (i) the occurrence of any purchase, sale or other acquisition or disposition of securities of the Company, or (ii) the entry into, amendment or termination of any Rule 10b5-1 plan with respect to the purchase or sale of Company securities, in each case, as soon as possible following the transaction, but in any event within one business day after the transaction. Such notification may be oral or in writing (including by email) and should include the identity of the covered person, the type of transaction, the date of the transaction, the number of shares involved and the purchase or sale price.

Administration by the Compliance Officer. The day-to-day administration of this Policy will be carried out by the Compliance Officer. If you have any questions concerning the interpretation of this Policy, you should direct your questions to the Compliance Officer.

Reporting Violations. If you become aware of any violation of this Policy, you should report it immediately to the Compliance Officer.

Exemptions. An individual subject to the trading windows or special blackout periods described in Section IV may request the Compliance Officer to grant him or her a hardship exemption from those restrictions if he or she is not otherwise prohibited from trading under Section II. However, we anticipate that exemptions will be given very rarely and only in extreme circumstances.

Amendment of the Policy. Americold’s senior officers reserve the right to amend this Policy from time to time in consultation with the chair of the Nominating & Corporate Governance Committee. If they do so, we will communicate to you through normal communications channels the substance of any such changes. The ultimate responsibility for complying with this Policy and applicable laws and
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regulations rests with you. You should use your best judgment and consult with the Compliance Officer, and your legal and financial advisors, as needed.
LEGAL02/43331376v3

Document Control: Use the following table to enter the revision history including a brief summary of any changes to the policy.

Revision History
Revision No.	Revision Date	Summary of Changes	Author
Adopted	01/16/2018	Issuance of Original Policy
Ver 2	09/01/2023	Updated to change name of Americold
Ver 3	09/19/2023	Updated for revisions to Rule 10b5-1

Copyright 2019 Americold Logistics, LLC. Confidential and Proprietary. All rights reserved.
LEGAL02/43331376v3